Exhibit (e)(E)

Form of

Settlement Agreement

between

CureVac N.V.
represented by its Chief Executive Officer
Alexander Zehnder
Friedrich-Miescher-Straße 15
72076 Tübingen
Germany

— hereinafter referred to as the "Company"—

and

Thaminda Ramanayake
[   ]

- hereinafter referred to as the "Board Member"

Company and Board Member

hereinafter jointly referred to as the "Parties" or each individually as a "Party"

Preamble

(A)	Pursuant to a purchase agreement entered into between the Company and BioNTech SE, dated June 12, 2025 (the "Purchase Agreement"), BioNTech SE agreed to conduct an exchange offer to acquire all shares in the Company (the "Transaction").

(B)	The Parties have agreed on a Service Agreement Managing Director dated April 9, 2024 (the "Management Service Agreement") and an indemnification agreement dated April 12, 2024 (the "Indemnification Agreement").

(C)	According to the resignation letter dated October 21, 2025 (the "Resignation Letter"), the Board Member has declared his resignation from the office of a member of the management board of the Company and from each and any other position he may hold in the Company or any of its subsidiaries, in each case effective as of and under the condition of the occurrence of the closing of the Transaction as defined in the Purchase Agreement (the "Closing"). The Resignation Letter is attached to this settlement agreement (the "Settlement Agreement") as Annex 1 and is deemed part of this Settlement Agreement.

(D)	Therefore, the Parties now agree on the following Settlement Agreement which shall also be agreed upon under the condition of the Closing. With the Settlement Agreement, the Parties have envisioned coming to a comprehensive arrangement.

§1
Termination of the Management Service Agreement between Company and the Board Member

The Parties agree that the existing relationship between them under the Management Service Agreement will expire upon effectiveness of the Resignation Letter (hereinafter "Expiration Date").

§2
Continuation of Remuneration

The Company will pay the Board Member's current base salary through the Expiration Date. The Board Member agrees that he will not be paid a bonus for the 2025 financial year.

§3
Payments

(1)	The Board Member will receive a payment in an amount of USD 511,875, i.e. the sum of the gross annual salary of the Board Member plus a gross amount corresponding to the gross bonus paid by the Company to the Board Member in the twelve months prior to Expiration Date, which comprises (i) prepayment of the Board Member’s management fee of USD 600 per week for the term of the Management Agreement between the Board Member and CureVac Merger B.V., dated October 21, 2025, and (ii) the remainder of which comprises a severance payment in exchange for the release set forth in Section 11 below and the additional release set forth in Annex 3, subject to all applicable withholding taxes.

(2)	The Board Member will receive a transaction retention bonus in accordance with the terms of (A) the transaction retention award letter to be entered into between the Board Member, the Company and BioNTech SE (BioNTech) dated October 21, 2025 (Award Letter), which transaction retention bonus will be paid in the form of restricted stock units (RSUs) under BioNTech’s 2024 North America Employee Participation Plan (Plan) and (B) the RSU award agreement to be entered into between the Board Member and BioNTech SE (the RSU Agreement).

(3)	Payment of the amount pursuant to §3 sub 1 will be made in a lump sum, less any applicable withholdings, within 60 days following the Expiration Date, subject to the Board Member’s timely execution and non-revocation of the release set forth in §11 below and the additional release set forth in Annex 3 and such releases becoming effective prior to the expiration of such 60 day period, provided that, as set forth in §12 of this Agreement, if the period in which Board Member is given to review, execute and revoke either release straddles two taxable years, the lump sum payment will be made on a date that is in the later of such two years. The grant, vesting and settlement of the RSUs pursuant to §3 sub 2 will be determined in accordance with the terms of the Award Letter, the RSU Agreement and the Plan.

§4
Non-compete clause

(1)	In connection with his resignation from the Company, the Board Member acknowledges and agrees that he is bound by the non-competition clause and non-solicitation clause as referred to in Sec. 9 of the Management Service Agreement and as amended by this §4 sub 2, including the penalty clause as referred to in Sec. 9 of the Management Service Agreement, and each such clause is incorporated herein by reference subject to the applicable amendments.

(2)	The non-competition clause set forth in Sec. 9 of the Management Service Agreement shall be amended as follows: (i) the geographic territory covered by the non-competition clause shall be the geographic areas in which the Board Member provided services to the Company and its affiliates or had a material presence or influence at any time during the two (2) years prior to the Expiration Date (it being agreed that pursuing or filing for intellectual property rights in a particular jurisdiction shall constitute having a material influence in the entirety of such jurisdiction to the extent permitted under Massachusetts law), (ii) the scope of competitive activity prohibited by the non-competition clause includes only the types of services provided by the Board Member to the Company and its affiliates at any time during the two (2) years prior to the Expiration Date, (iii) the non-competition clause shall be governed by and construed in accordance with the laws of Massachusetts, without regard to conflict of law principles that would result in the application of any law other than the law of Massachusetts, and (iv) any action relating to or arising out of the non-competition clause shall be brought only in a court of competent jurisdiction located in Suffolk County, Massachusetts.

(3)	As defined in Sec. 9 of the Management Service Agreement, the Board Member will receive a total payment of 50 % of the sum of (i) the gross annual salary of the Board Member, (ii) a gross amount corresponding to the gross bonus and (iii) any ancillary benefits paid by the Company to the Board Member in the twelve months prior to Expiration Date, amounting to USD 255,937.50 (gross) for non-compete coverage.

(4)	The non-compete coverage will be paid to the Board Member in twelve equal monthly installments of USD 21,328.13 (gross), starting in the month following the Expiration Date, as long as the Board Member does fully comply with the non-compete agreement.

§5
Company Equity Awards

The Board Member holds the number of Company PSUs, Company RSUs, and Company Options (each as defined in the Purchase Agreement) that are set forth on Annex 2. Such awards shall be treated in accordance with Section 2.03 of the Purchase Agreement.

§6
Vacation

The pro-rated amount of accrued but unused vacation days as of the Expiration Date will be paid out with the Company's regular payroll for the month of the Expiration Date.

§7
Travel expenses

The Board Member will submit a final travel expense statement with auditable documentation without undue delay in the last week before the Expiration Date. The Company will settle the travel expenses in accordance with the applicable rules and procedures, including any advances paid, in the subsequent month.

§8
Resignation from office

The Board Member shall resign from the office as member of the management board of the Company, CureVac SE, and any of the Company's subsidiaries in accordance with the terms of the Resignation Letter attached as Annex 1. The Board Member shall cooperate in order to be deregistered from (i) the Trade Register of the Dutch Chamber of Commerce as managing director of the Company and (ii) the German Commercial Register as managing director of CureVac SE as soon as possible.

§9
Confidentiality obligation

(1)	The Board Member shall be obliged to observe the confidentiality clause as referred to in Sec. 8.2 of the Management Service Agreement. Subject to §9 sub 3, the Board Member shall be obligated, even after termination of the Management Service Agreement, to maintain strictest secrecy with regard to all internal confidential matters, in particular trade and business secrets, of which it became or becomes aware in the course of its activities for the Company and its affiliated companies. The Board Member is also obligated to maintain secrecy regarding the contents of this Settlement Agreement, including its Annexes.

(2)	The duty of confidentiality does not apply if there is a legal obligation to disclose information.

(3)	Notwithstanding §9 sub 1 of this Agreement, the Board Member understands that (a) the Board Member will not be held criminally or civilly liable under any U.S. federal or state trade secret law for any disclosure of a trade secret that is made: (i) in confidence to a U.S. federal, state, or local government official, either directly or indirectly, or to an attorney and solely for the purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document that is filed under seal in a lawsuit or other proceeding; (b) if the Board Member files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Board Member may disclose the Company’s trade secrets to the Board Member’s attorney and use the trade secret information in the court proceeding if the Board Member (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order; and (c) nothing in this Agreement shall prohibit the Board Member from (i) reporting possible violations of law to a law enforcement agency, governmental agency or entity (including, without limitation, the U.S. Securities and Exchange Commission (“SEC”)) or self-regulatory agency, in each case, without notification to the Company, or (ii) recovering a SEC whistleblower award as provided under Section 21F of the Securities Exchange Act of 1934.

§10
Obligation to return

The Board Member is obligated to return to the Company by the Expiration Date all documents, property, objects, papers and other materials belonging to the Company or any affiliated company that are in the Board Member’s possession or control (Company Property). This applies in particular to keys, company ID cards, company cards. This also expressly includes copies and transcripts of such documents (regardless of the data carrier) as well as all means of communication, in particular laptops, smartphones, cell phones, etc., together with accessories. The Board Member shall have no right of retention with respect to any Company Property.

§11
Settlement of claims

(1)	The Parties hereby grant each other full and final discharge (finale kwijting) regarding all matters (present and future) that concern the Management Service Agreement, this Settlement Agreement and/or the termination of the aforementioned agreements, without prejudice to the rights and obligations arising from this Settlement Agreement. This full and final discharge is also granted by the Board Members to the Company’s affiliates. Without prejudice to any coverage of the Board Member under any applicable director’s and officers’ liability insurance coverage the full and final discharge granted by the Company to the Board Member pursuant to this Section 11 shall not extend to (i) any liability of the Board Member arising directly from actions or omissions during the tenure of the Board Member relating to the audit of CureVac SE’s compliance with the advance purchase agreement entered into between CureVac SE and the European Commission on 30 November 2020 by the EU Commission where a competent court or arbitral tribunal has established, without possibility for appeal, that the Board Member is directly liable for any such actions and/or omissions, (ii) the Board Member’s corporate tasks (vennootschapsrechtelijke taken), nor (iii) the execution thereof by the Board Member as managing director (statutair bestuurder) of the Company. Any claims of the Company, CureVac SE or any other affiliated company against the Board Member pursuant to Sec. 93 para. 2 and 3 German Stock Corporation Act ("AktG") remain unaffected by this settlement in accordance with Sec. 93 para. 4 sentence 3 AktG. The Board Member shall have no claim to any other bonus on any basis whatsoever, with the exception of the Transaction Bonus described in §3 sub 2 of this Settlement Agreement.

(2)	Without limiting the generality of §11 sub 1, in consideration of the severance payable pursuant to §3 sub 1 and the mutual discharge set forth in §11 sub 1, the Board Member, on behalf of himself, his spouse, heirs, administrators, children, representatives, executors, successors, assigns, and all other persons claiming through the Board Member (collectively, “Releasers”), does hereby voluntarily, knowingly, and willingly release, waive, and forever discharge the Company, BioNTech SE, each of their respective parent, subsidiary and affiliated entities, each of their respective predecessors, successors and assigns, and each of their respective current, former and future directors, officers, agents, employees, attorneys, trustees, partners, members, stockholders, investors, joint ventures, and representatives, both individually and in their official capacities (collectively, the “Releasees”), from, and does fully waive any obligations of Releasees to Releasers for, any and all liability, actions, charges, causes of action, demands, damages, or claims for relief, remuneration, sums of money, accounts or expenses (including attorneys’ fees and costs) of any kind whatsoever, whether known or unknown or contingent or absolute, which Board Member or any other Releaser ever had, now has, or may hereafter claim to have by reason of any matter, cause, or thing whatsoever arising from the beginning of time up to the date the Board Member executes this Agreement, including without limitation (x) any claim arising from or relating in any way to the Board Member’s employment or other service relationship with the Company or any other Releasee, or termination therefrom, (y) any claim for wages, salary, bonuses, incentive compensation, equity incentive compensation, equity, stock, severance, vacation pay or any other compensation or benefits and any claim relating to the tax treatment of any compensation or benefits, and (z) any claim arising under any U.S. federal, state, local, or non-U.S. statute or regulation, including the Age Discrimination in Employment Act (including the Older Workers Benefit Protection Act); provided, however, that the release in this paragraph does not release: (i) any right to receive the payments described in this Agreement, (ii) any claim which cannot be waived by law, and (iii) any claim that may arise after the date the Board Member signs this Agreement.

Nothing in this Agreement (including this §11) shall prevent the Board Member from filing a charge of discrimination with the U.S. Equal Employment Opportunity Commission (EEOC) or with any other U.S. federal, state, or local civil rights agency. Nothing in this Agreement (including this §11) interferes with the Board Member’s right to participate or cooperate in a proceeding with the EEOC or any other U.S. federal, state, or local government agency investigating or enforcing discrimination, or any other violation of state or federal law. However, in the event that a complaint is filed against the Company or its successors, assigns or affiliates on the Board Member’s behalf or by the Board Member with an administrative agency relating to any act or omission occurring prior to the date of this Agreement, the Board Member waives and relinquishes any claim for damages or monetary recovery, except for any monetary award from a U.S. SEC-administered whistleblower program.

The Board Member acknowledges and agrees that the Board Member: (a) has executed this Agreement knowingly and voluntarily; (b) has read and understands this Agreement in its entirety and is fully aware of the legal and binding effect of this Agreement; (c) has not relied upon any representation or statement, whether written or oral, that is not set forth in this Agreement; (d) has been advised and directed orally and in writing (and this subparagraph (d) constitutes such written direction) to seek legal counsel and any other advice the Board Member wishes with respect to the terms of this Agreement before executing it; and (e) has not been forced by any employee or agent of the Company to sign this Agreement, and has had an opportunity to negotiate the terms of this Agreement.

The provisions of this §11 sub 2 shall be governed by and construed in accordance with the laws of Massachusetts, without regard to conflict of law principles that would result in the application of any law other than the law of Massachusetts.

The Board Member shall sign the additional release set forth in Annex 3 on the grant date of the RSUs, which date will be communicated to the Board Member by BioNTech.

§12
Section 409A

This Agreement shall be interpreted to ensure that the payments to be made to the Board Member are exempt from, or comply with, Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”); provided, however, that nothing in this Agreement or otherwise shall be interpreted or construed to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A) from the Board Member to the Company or to any other individual or entity. Any payment to the Board Member that is subject to Section 409A and that is contingent on a termination of employment is contingent on a “separation from service” within the meaning of Section 409A. For purposes of Section 409A, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. Any taxable reimbursement shall be paid no later than December 31 of the year after the year in which the expense is incurred and shall comply with Treas. Reg. § 1.409A-3(i)(1)(iv). Any payments that are subject to a release requirement and are scheduled to be paid prior to the date the release becomes effective shall be paid in a lump sum, without interest, with the first scheduled payment following the effectiveness of the release and, if any such amounts are subject to Section 409A and the period during which the Board Member has discretion to sign or revoke the release straddles two calendar years, such amounts will be paid without interest in the second calendar year. Notwithstanding anything to the contrary in this Agreement, if, upon separation from service, the Board Member is a “specified employee” within the meaning of Section 409A, any payment under this Agreement that is subject to Section 409A and would otherwise be paid within six months after the Board Member’s separation from service will instead be paid in the seventh month following the Board Member’s separation from service (or, if earlier, upon the Board Member’s death), to the extent required by Section 409A(a)(2)(B)(i).

The Board Member acknowledges and agrees that he is not relying on, and will not rely on, BioNTech, the Company and their respective affiliates and representatives for, and BioNTech, the Company and their respective affiliates and representatives have not provided, and will not provide, the Board Member with any tax, legal, or financial advice. The Board Member acknowledges and agrees that he has been given a reasonable opportunity prior to entering into this Agreement to consult with his own tax, legal and financial advisors to the extent he deems advisable.

§13
Consideration Period; Revocation Period

(1)	The Board Member shall have a period of 21 days to review and consider this Agreement before signing it. The Board Member may use as much of this 21-day period as he wishes prior to signing, and any changes to this Agreement, whether material or immaterial, do not restart the 21-day period that the Board Member has to consider this Agreement. This Agreement will not be effective if it is signed after the expiration of the 21-day period the Board Member has been given to review and consider this Agreement.

(2)	The Board Member shall have seven days from the date he signs this Agreement to revoke the Agreement by providing written notice of such revocation to the Company. Revocation must be made by delivering a written notice of revocation to the Company addressed to [NAME/EMAIL], no later than the close of business on the seventh day after the Board Member has signed this Agreement. This Agreement shall become effective on the eighth day after the Board Member executes this Agreement, provided it has not been properly revoked by the Board Member in writing before such date.

§14
Final provisions

(1)	To the extent permitted by law, the Parties hereby waive their rights under Sections 6:265 through 6:272 of the Dutch Civil Code ("DCC") to rescind (ontbinden) or nullify (vernietigen), or demand in legal proceedings the rescission (ontbinding) or nullification (vernietiging) of this Settlement Agreement on any grounds.

(2)	This Settlement Agreement is considered to be a settlement agreement (vaststellingsovereenkomst) within the meaning of Section 7:900 DCC.

(3)	Except as set forth in §4 and in §11 sub 2, this Settlement Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

(4)	This Settlement Agreement including Annexes embodies the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, relative to said subject matter.

(5)	Amendments and supplements to this Settlement Agreement must be made in writing. No verbal ancillary agreements have been made.

(6)	Should any provision of this Settlement Agreement be or become invalid, this shall not affect the validity of the remaining provisions. The Parties undertake to replace the invalid provision with a provision that comes as close as possible to the invalid provision.

(7)	The Parties agree that any dispute in connection with this Settlement Agreement or any agreement resulting therefrom shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.

(8)	The Board Member agrees that neither this Agreement, nor the furnishing of the consideration for this Agreement, shall be deemed or construed at any time to be an admission by the Company or any Releasee of any improper or unlawful conduct.

[signatures follow overleaf]

Signed on behalf of CUREVAC N.V.

Name:	Dr. Alexander Zehnder
Position:	CEO and member of the Management Board

Place, Date: Tübingen, October ___, 2025

and by

Name:	Thaminda Ramanayake
Position:	Chief Business Officer

Place, Date: Tübingen, October ___, 2025

ANNEX 1
Resignation Letter

ANNEX 2
Detailed LTIP statement as of October 21, 2025:

Grant Id	External Grant Id	Grant Type	First Name	Last Name	Grant Date	Grant Price / par Value	Plan Name	Subsidiary Name	Total Granted Balance	Total Vested Grant Balance	Total Unvested Grant Balance	Total Outstanding Grant Balance	Total Exercised Grant Balance

ANNEX 3

Release Agreement

Reference is made to the Settlement Agreement entered into between CureVac N.V. (Company) and Thaminda Ramanayake (Board Member), dated as of DATE (Settlement Agreement). Capitalized terms used herein shall have the meanings set forth in the Settlement Agreement.

Pursuant to §11 of the Settlement Agreement, and in consideration of the severance payable pursuant to §3 sub 1 and the mutual discharge set forth in §11 sub 1 of the Settlement Agreement, the Board Member, on behalf of himself, his spouse, heirs, administrators, children, representatives, executors, successors, assigns, and all other persons claiming through the Board Member (collectively, “Releasers”), does hereby voluntarily, knowingly, and willingly release, waive, and forever discharge the Company, BioNTech SE, each of their respective parent, subsidiary and affiliated entities, each of their respective predecessors, successors and assigns, and each of their respective current, former and future directors, officers, agents, employees, attorneys, trustees, partners, members, stockholders, investors, joint ventures, and representatives, both individually and in their official capacities (collectively, the “Releasees”), from, and does fully waive any obligations of Releasees to Releasers for, any and all liability, actions, charges, causes of action, demands, damages, or claims for relief, remuneration, sums of money, accounts or expenses (including attorneys’ fees and costs) of any kind whatsoever, whether known or unknown or contingent or absolute, which Board Member or any other Releaser ever had, now has, or may hereafter claim to have by reason of any matter, cause, or thing whatsoever arising from the beginning of time up to the date the Board Member executes this Release Agreement, including without limitation (x) any claim arising from or relating in any way to the Board Member’s employment or other service relationship with the Company or any other Releasee, or termination therefrom, (y) any claim for wages, salary, bonuses, incentive compensation, equity incentive compensation, equity, stock, severance, vacation pay or any other compensation or benefits and any claim relating to the tax treatment of any compensation or benefits, and (z) any claim arising under any U.S. federal, state, local, or non-U.S. statute or regulation, including the Age Discrimination in Employment Act (including the Older Workers Benefit Protection Act); provided, however, that this Release Agreement does not release: (i) any right to receive the payments described in the Settlement Agreement, (ii) any claim which cannot be waived by law, and (iii) any claim that may arise after the date the Board Member signs this Release Agreement.

Nothing in this Release Agreement shall prevent the Board Member from filing a charge of discrimination with the U.S. Equal Employment Opportunity Commission (“EEOC”) or with any other U.S. federal, state, or local civil rights agency. Nothing in this Release Agreement interferes with the Board Member’s right to participate or cooperate in a proceeding with the EEOC or any other U.S. federal, state, or local government agency investigating or enforcing discrimination, or any other violation of state or federal law. However, in the event that a complaint is filed against the Company or its successors, assigns or affiliates on the Board Member’s behalf or by the Board Member with an administrative agency relating to any act or omission occurring prior to the date of this Agreement, the Board Member waives and relinquishes any claim for damages or monetary recovery, except for any monetary award from a U.S. SEC-administered whistleblower program.

The Board Member acknowledges and agrees that the Board Member: (a) has executed this Release Agreement knowingly and voluntarily; (b) has read and understands this Release Agreement in its entirety and is fully aware of the legal and binding effect of this Release Agreement; (c) has not relied upon any representation or statement, whether written or oral, that is not set forth in this Release Agreement or Settlement Agreement; (d) has been advised and directed orally and in writing (and this subparagraph (d) constitutes such written direction) to seek legal counsel and any other advice the Board Member wishes with respect to the terms of this Release Agreement before executing it; and (e) has not been forced by any employee or agent of the Company to sign this Release Agreement, and has had an opportunity to negotiate the terms of this Release Agreement.

The Board Member shall sign this Release Agreement on the grant date of the RSUs and represents that he has had a period of 21 days to review and consider this Release Agreement before signing it.

The Board Member shall have seven days from the date he signs this Release Agreement to revoke this Release Agreement by providing written notice of such revocation to the Company. Revocation must be made by delivering a written notice of revocation to the Company addressed to [NAME/EMAIL], no later than the close of business on the seventh day after the Board Member has signed this Release Agreement. This Release Agreement shall become effective on the eighth day after the Board Member executes this Release Agreement, provided it has not been properly revoked by the Board Member in writing before such date.

This Release Agreement shall be governed by and construed in accordance with the laws of Massachusetts, without regard to conflict of law principles that would result in the application of any law other than the law of Massachusetts.

Name:	Thaminda Ramanayake
Position:	Chief Business Officer

Date: